SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 30, 2006

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from	to

Commission file number	1-87

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:

 EASTMAN KODAK EMPLOYEES’
SAVINGS AND INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBIT
DECEMBER 30, 2006

*Prepared in accordance with the filing requirements of the Employee Retirement Income Security Act of 1974, as amended. Other Schedules required by Section 2520.103-10 of the United States Department Of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings and Investment
Plan Committee and the Participants of
Eastman Kodak Employees’ Savings
and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Eastman Kodak Employees’ Savings and Investment Plan (the Plan) as of December 30, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 30, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eastman Kodak Employees’ Savings and Investment Plan as of December 30, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

/s/ Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 27, 2007

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 30,
	2006	2005
ASSETS
Investments at Fair Value (including
securities on loan of $1,054,628 and
$782,650 in 2006 and 2005, respectively)	$7,168,094	$6,874,991
Loans to Participants	39,026	45,754

Restricted Collateral for Loaned
Securities	1,075,818	796,934

Receivables:
Dividends and Interest	534	297
Employer Contributions	1,226	1,262
Participants’ Contributions	2,849	2,614
Securities Sold	-	1,292

Total Assets	$8,287,547	$7,723,144

LIABILITIES
Amounts due Broker for Securities Purchased	$68	$869
Accounts Payable and Accrued Expenses	1,303	2,093
Futures Contracts Variation Payable	1,374	18
Payable for Collateral on Loaned Securities	1,075,818	796,934

Total Liabilities	1,078,563	799,914

Net Assets Available for Benefits at Fair Value	7,208,984	6,923,230

Adjustment from fair value to contract value for
interest in fully benefit-responsive
investment contracts	(47,222)	(82,247)

Net Assets Available for Benefits	$7,161,762	$6,840,983

(See accompanying notes to financial statements)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

For the fiscal year ended December 30, 2006
ADDITIONS:
Dividends on Eastman Kodak
Company Common Stock	$1,218
Interest and Other Dividends	307,187

Net Appreciation in Fair Value
of Investments	302,852

Contributions:
Employer	14,723
Participants’	458,269
Total Additions	1,084,249
DEDUCTIONS:
Benefits Paid to Participants	(760,656)
Administrative Expenses	(2,814)
Total Deductions	(763,470)

Net Increase in Net Assets Available for Benefits	320,779

Net Assets Available for Benefits
at Beginning of Year	6,840,983
Net Assets Available for Benefits
at End of Year	$7,161,762

(See accompanying notes to financial statements)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2006 and 2005

NOTE 1: DESCRIPTION OF PLAN

General

The Eastman Kodak Employees’ Savings and Investment Plan (the Plan or SIP) is a defined contribution plan of a controlled group of corporations consisting of Eastman Kodak Company and certain subsidiaries operating in the United States (Kodak or the Company). The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended.

Eligibility

Regular full-time, regular part-time, supplementary or conditional employees of Kodak are eligible to participate in the Plan upon date of hire. Other Kodak employees, Ambassadors, co-ops and special program employees, as defined by the Plan, are not eligible to participate in the Plan.

Contributions

The Plan includes a salary reduction provision allowing eligible Kodak participants to defer up to a certain percentage of eligible compensation as defined in the Plan. The maximum deferral for Plan years 2006 and 2005 was limited to 75% of the aggregate of eligible compensation and wage dividend, but not more than the statutory limit. Effective January 1, 2000, the Company began to match SIP contributions for an amount up to 3% of wages for employees who contributed up to 5% of their wages to SIP and who also participated in the Cash Balance Plus portion of the Kodak Retirement Income Plan. Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan, which include self-directed brokerage accounts. Participants are eligible to make transfers between investment funds on a daily basis. Company match funds cannot be used for loans or hardship withdrawals.

Vesting

Participants are vested immediately in their contributions, Company matching contributions and actual earnings.

Loans

The Plan Administrator may grant a loan to a participant provided that the aggregate of the participant’s outstanding loans will not exceed the lesser of: 1) $50,000 less the highest outstanding loan balance during the previous 12 months, or 2) 50% of the current value of the participant’s account balance. A new loan must be at least $1,000 and repaid over a period not to exceed five years from the date of the loan. In accordance with the Plan provisions, the rate of interest is fixed at the discretion of the Plan Administrator at rates, which are commensurate with the prime rate.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company matching contributions, if applicable, and an allocation of Plan earnings, and charged with the participant’s withdrawals and with an allocation of administrative expenses. Allocations are based on account balances, as required by the Plan document.

Plan Termination

While Kodak expects to continue the Plan, it has the right to discontinue contributions and amend or terminate the Plan at any time, for any reason. In the event that contributions to the Plan are discontinued, the Plan Trustee will continue to administer the Trust. In the event of the termination of the Trust as a result of or incident to termination of the Plan, the participants will be paid in accordance with the provisions of the Plan and ERISA.

Administrative Expenses

The Plan is administered by the Savings and Investment Plan Committee (SIPCO), which is the Plan Administrator and named fiduciary. The Trust is administered by Mellon Financial Corporation (Mellon or the Plan Trustee). The record keeper is T. Rowe Price Retirement Plan Services, Inc (T. Rowe Price).

Each participant in the Plan is charged a flat annual fee for Plan recordkeeping and other administrative expenses. The fee is charged monthly to each participant’s account. Additional fees are charged to individual participants for various services provided by the Plan’s record keeper. The Company pays administrative expenses to the extent they are not paid by the Plan.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan operates on a fiscal year ending December 30.

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Reclassification

To conform to financial statement groupings in 2006, certain items reported in 2005 have been reclassified for comparative purposes. This reclassification has no effect on net assets or changes in net assets in 2005.

Fully Benefit-Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The financial statement presentation and disclosure provision of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP in the current fiscal year. As described in the FSP investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investments as well as the adjustment of the investments from fair value to contract value relating to fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis relative to fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition

The fair value of guaranteed investment contracts (GICs) are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of synthetic investment contracts (SICs) are valued at representative quoted market prices. The fair value of a wrap contract for a SIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted based on current yields of similar instruments with comparable durations as of period end.

Interest in common/collective trust (pooled) funds reflects fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 30. Current values of all other investments are based upon active market quotations on national exchanges, if available, at December 30, or, if not available, upon amounts believed by the Plan Administrator to be realizable at that time. Loans to participants are valued at outstanding balances, which approximates fair value.

Investments in futures contracts have daily variation margin payments that are made to or received from the counterparty for changes in the market value of futures contracts and are recorded as realized gains and losses. Accordingly, there is no net value for these investments.

The net appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits reflects both realized and unrealized gains and losses at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE 3: RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, credit and market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could have a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4: SECURITIES LENDING PROGRAM

The Plan participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the Plan, to approved Borrowers. The Trustee requires Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign securities borrowed. The Plan bears the risk of loss with respect to the unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral to make the Plan whole.

The fair value of the securities on loan to Borrowers at December 30, 2006 and 2005 was $1,054.6 million and $782.7 million, respectively. Cash collateral of $1,044.5 million and $741.3 million was on hand for securities on loan at December 30, 2006 and 2005, respectively and $31.3 million and $55.6 million of non-cash collateral was on hand for securities on loan at December 30, 2006 and 2005 respectively, consisting of U.S. government issues and letters of credit. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a lending agent. Securities lending income allocated to the Plan amounted to $1.5 million for 2006. Securities lending income allocated to the Trustee amounted to $0.6 million for 2006.

NOTE 5: INVESTMENT CONTRACTS

The Fixed Income Fund entered into the following GICs:

Contract ID #	Issuer	Contract Rate	Maturity Date
14525	John Hancock	6.42%	03/31/2008
15187	John Hancock	6.79%	04/01/2011
25205	Metropolitan Life	7.34%	01/15/2008
GR 17742	Metropolitan Life	7.60%	07/01/2010
MDA00019FR	Monumental Life	5.72%	02/15/2007
GA30051	New York Life Insurance	8.15%	10/01/2007
GA30995	New York Life Insurance	7.15%	01/01/2007
4-20445-2	Principal Financial Group	7.70%	11/15/2007
4-20445-3	Principal Financial Group	7.10%	08/15/2007
4-20445-4	Principal Financial Group	6.31%	11/01/2008

The GIC issuer maintains the contributions in the respective general accounts and is contractually obligated to repay the principal and a specified guaranteed interest rate. There are no reserves against contract value for credit risk. The crediting interest rate is a fixed contractual rate.

The Fixed Income Fund also entered into the following SICs:

Issuer/Wrapper	Inception Date
Commonwealth General (AEGON)	2001
J.P. Morgan Chase	2001
State Street Bank & Trust	2004
UBS	2001

A SIC is a wrap contract paired with an underlying investment portfolio, owned by the Fixed Income Fund, of fixed income securities. Interest rates on the SICs are generally reset quarterly by the issuer. Investment gains and losses are amortized over the duration in the calculation of the interest rate credited to participants. The issuers of the wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a rate less than zero. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses (defined by difference between the market value and contract value). Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events could limit the ability of the plan to transact at contract value with the GIC or SIC. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (ii) distribution of participant communication intended or designed to induce participants to make withdrawals from the Plan, not to transfer funds to the investment or to transfer funds out of the investment; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. closing of a unit, plant or facility, the sale, spin-off or merger of a subsidiary or division of the plan sponsor, a merger or consolidation of the Plan with another plan or a spin-off of a portion of the assets of the Plan to another plan, a group termination or layoff by the plan sponsor) which cause a significant withdrawal from the Plan that would detrimentally impact the issuer or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GICs do not permit the issuers to terminate the contract prior to scheduled maturity date. However, the SICs generally impose conditions on both the Plan and the issuer. The issuer may elect to terminate the contract if an event of default occurs by the Plan and is not cured. Such events include the following: (i) failure to pay an amount due to the issuer; (ii) failure to comply with or perform any material obligation; (iii) a material misrepresentation; (iv) termination of the Plan or (v) failure of the Plan to qualify under the Internal Revenue Code. The Plan may elect to terminate the contract if an event of default occurs by the issuer and is not cured. Such events include the following: (i) failure to pay an amount owed by the issuer; (ii) failure to comply with, or perform any material obligation; (iii) a material misrepresentation or (iv) the insolvency of the issuer.

The terms of a SIC generally provide for settlement of payments upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reach zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

 The Fixed Income Fund's investment in the GICs and SICs are fully benefit-responsive.

Average yields for GICs and SICs	2006	2005
Based on actual earnings	5.85%	5.98%
Based on interest rate credited to participants	5.53%	5.83%

NOTE 6: FUTURES CONTRACTS

The SIP Managed Smaller Stock Fund (the Fund) invests in equity futures contracts consistent with the Fund’s objectives. Daily variation margin payments are made to or received from the counterparty for changes in the market value of futures contracts and are recorded as realized gains and losses. Accordingly, at December 30, 2006 and 2005, there is no net fair value for these investments reflected in the Statements of Net Assets Available for Benefits and no unrealized gain or loss. The Plan is required by statute to maintain certain assets on deposit to collateralize its obligations under its futures contracts.

NOTE 7: NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

Net appreciation (depreciation) in fair value of investments for the fiscal year ended on December 30 is:

(in thousands)	2006
Eastman Kodak Company Common Stock	$7,786
Other Common and Preferred Stocks	35,645
Mutual Funds	187,676
Interest in Common/Collective Trust
(Pooled) Funds	72,809
Futures Contracts	(1,064)
$302,852

NOTE 8: SIGNIFICANT INVESTMENTS

The following table represents investments having a fair value equal to or greater than 5% of net assets available for benefits at December 30:

(in thousands)
	Maturity	Interest	Fair
Investment	Date	Rate	Value
2006
John Hancock Mutual
Life Ins. GAC #15187	04/01/2011	6.79%	$403,959

2005
John Hancock Mutual
Life Ins. GAC #15187	04/01/2011	6.79%	$385,723

Principal Mutual Life
Ins. # 4-20445-2	11/15/2007	7.70%	453,816
			$839,539

NOTE 9: FEDERAL INCOME TAX STATUS

In November 2002, the Plan received a favorable tax determination letter from the Internal Revenue Service (IRS) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving such letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 10: RELATED PARTY TRANSACTIONS

During 2006 and 2005, certain Plan investments were shares of mutual funds managed by T. Rowe Price. T. Rowe Price Retirement Plan Services, Inc. has been the record keeper since January 1, 2002; therefore, these transactions constitute related party transactions. Fees paid by the Plan to T. Rowe Price for management services amounted to $0.6 million and $1.6 million for the fiscal years ended December 30, 2006 and 2005, respectively.

The Kodak Stock Fund, the SIP Smaller Stock Fund, and the Fixed Income Fund hold small amounts of cash invested in short-term investments. Mellon Trust, the parent of the Plan Trustee, manages these short-term investments; therefore, these transactions constitute related party transactions.

The Kodak Stock Fund is not actively managed, but Mellon buys, sells and holds the assets for this fund including the cash that is necessary to maintain liquidity. During the years ended December 30, 2006 and 2005, the Plan purchased shares in the Fund in the amounts of $11.2 million and $6.8 million, sold shares in the Fund in the amounts of $24.5 million and $19.3 million, respectively and had net appreciation in the Fund in the amount of $7.8 million for the year ended December 30, 2006. The total value of the Plan's investment in the Fund was $67.1 million and $73.8 million at December 30, 2006 and 2005.

Participant loans are also party-in-interest transactions.

NOTE 11: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation from the financial statements to the Form 5500 at December 30, 2006:

Net Assets Available for Benefits Per the Financial Statements	$7,161,762

Adjustment from contract value to fair value for interest in fully
benefit- responsive investment contracts	47,222

Net Assets Available for Benefits Per the Form 5500	$7,208,984

Net Increase in Net Assets Available for Benefits Per the Financial Statements	$320,779

Add: Adjustment from contract value to fair value for interest
in fully benefit-responsive investment contracts	47,222

Net Income per the Form 5500	$368,001

NOTE 12: SUBSEQUENT EVENT

In April 2007, the Company sold its Health Group business. Health Group participants in the Plan have the option to maintain their account in the Plan or to withdraw funds at their discretion.

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND

Group Annuity Contracts:
New York Life Insurance Co	01/01/07-10/01/07	7.15%-8.15%	111,475
Principal Mutual Life
Insurance Co.	08/15/07-11/01/08	6.31%-7.70%	351,618
John Hancock Mutual Life
Insurance Co	03/31/08-04/01/11	6.42%-6.79%	519,772
Monumental Life Insurance Co	02/15/07	5.72%	21,617
Metropolitan Life Insurance Co	01/15/08-07/01/10	7.34%-7.60%	389,769
Total			$1,394,251

Investment Contract
NISA/AEGON (Wrapper)		4.90%	$ 73,058

U.S. Government Securities:
Federal Farm CR BKS Cons BD	08/25/16	5.125%	1,319
Federal Home LN BKS Cons BDS	06/18/08-11/18/11	4.25%-5.125%	9,127
Federal Home LN MTG Corp Debs	08/17/07	4.00%	531
Federal NATL MTG Assn Debs	02/01/08-06/15/10	3.875%-7.25%	18,900
FHLMC Multi-Class CTFS 2929PB	09/15/24	5.00%	925
FHLMC Multi-Class CTFS 3074BC	10/15/35	5.50%	1,561
FHLMC Multi-Class CTFS 3207NH	03/15/27	6.00%	4,394
FHLMC Multi-Class MTG	10/15/23	5.00%	2,075
FHLMC Multi-Class MTG 3128 BA	01/15/24	5.00%	5,718
FHLMC Multi-Class MTG 3152 DA	09/15/25	6.00%	3,326
FHLMC Multi-Class MTG 3216 MA	04/15/27	6.00%	3,628
FNMA GTG REMIC P/T 06-81 NH	02/25/27	6.00%	2,459
New VY GEN II 2001-1	05/01/20	5.572%	2,660
U.S. Treasury Bonds	02/15/19-02/15/36	4.50%-8.875%	147,381
U.S. Treasury Notes	12/31/07-11/15/16	3.25%-6.50%	780,611

Corporate Debt Instruments:
Abbott Labs	05/15/11	5.600%	5,474
Ace Ltd SR NT	04/01/07	6.000%	452
AEP Tex North Co SR NT	03/01/13	5.500%	300
Aetna Inc. SR NT	06/15/11-06/15/36	5.750%-6.625%	5,386
African DEV BK NTS	10/15/15	6.875%	3,179
AIG SUNAMERICA Global NT 144A	05/10/11	6.300%	3,164
Alabama PWR Co SR NT Ser X	05/01/08	3.125%	1,108
Alcan Inc.NT	12/15/33	6.125%	1,928
Alful Corp SR NT 144A	08/10/10	5.000%	4,066
Allied Cap Cor New NT	04/01/12	6.000%	3,563
Allied World Assurn Co	08/01/16	7.500%	2,232
Allstate Corp SR NT	05/09/35	5.550%	1,418
Allstate Life GBL MTN #TR0001	05/29/09	4.500%	4,926
Allstate Life Global #TR00015	03/23/09	VAR RT	3,002
Alltel Corp SR NT	07/01/32	7.875%	612
Altria Group Inc NT	11/04/13	7.000%	2,367
Amerada Hess Corp	10/01/29	7.875%	8,242

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Ameren Un ELEC SR SECD NT	08/01/37	5.300%	2,100
America MOVIL S A De DV SR NT	03/01/35	6.375%	2,180
American Express Co Sub Deb	09/01/66	VAR RT	4,585
American Express CR 06-2 144A	01/15/14	5.650%	1,000
American Express CR TR 04-3 A	12/15/11	4.350%	4,584
American Express Travel	06/01/09	5.500%	3,677
American Express Travel 144A	11/21/11	5.250%	1,289
American Gen Corp SR NT	02/15/29	6.625%	540
American Gen Fin MTN #TR00410	07/15/12	4.875%	4,444
American Gen Fin MTN #TR00415	09/15/16	5.750%	2,018
American General Corp NTS	08/11/10	7.500%	2,146
American Home Products Corp NT	03/15/11	STEP	5,761
American Intl GP Inc. MTN00029	10/18/11	5.375%	6,266
American Intl Group Inc NT	10/01/15-05/01/36	5.050%-6.250%	4,682
Americredit Auto Rec 06 R M A2	08/08/11	5.420%	3,023
Ameriprise FINL Inc SR NT	11/15/15	5.650%	2,046
Anadarko Fin Co SR NT	05/01/31	7.500%	5,526
Anadarko Pete Corp SR NT	09/15/09-09/15/36	VAR RT-6.450%	8,646
Anadarko Petroleum Corp	03/15/29	7.200%	1,372
AOL Time Warner Inc Deb	04/15/31-05/01/32	7.625%-7.700%	1,556
AOL Time Warner Inc NT	05/01/12	6.875%	3,646
Apache Corp Deb	07/01/19	7.625%	2,875
Apache Corp NT	04/15/12	6.250%	976
Archer Daniels Midland Co NT	02/01/31	7.000%	1,725
Archstone Smith Oper TR NT	06/15/08	3.000%	387
Archstone Smith TR SR NT	08/15/07	5.000%	444
Asian Dev BK BDS	07/16/18	5.593%	6,058
ASIF Global Fing Xix SR 144A	01/17/13	4.900%	141
Assurant Inc SR NT	02/15/14-02/15/34	5.625%-6.750%	2,704
AT&T Inc. NT	05/15/36	6.800%	1,600
AT&T Broadband Corp NT	03/15/13	8.375%	1,623
AT&T Corp SR NT	11/15/31	STEP	2,884
AT&T Wireless SVCS Inc NT	05/01/07	7.500%	3,270
AT&T Wireless SVCS Inc SR NT	03/01/11-03/01/31	7.875%-8.750%	12,279
Atlantic City 03-1 A2	10/20/16	4.460%	727
Atlantic City Elec Trans 1 A2	04/20/13	4.210%	1,957
Avalon Bay Cmntys MTN #TR00009	03/15/13	4.950%	2,807
Avalon Bay Inc MTN TR #00011	09/15/16	5.750%	918
Axa SA US$ Sub NT	12/15/30	8.600%	2,508
BAE Sys HLDGS Inc GTD NT 144A	08/15/15	5.200%	2,667
Baltimore Gas & Elec Co 144A	10/01/36	6.350%	1,363
Banc Amer Coml MTG 06-4 A3A	08/10/13	VAR RT	2,035
Banc Amer FDG 2006-2 CL 2A18	03/25/36	5.750%	1,022
Banc One Corp NTS	06/30/08	2.625%	2,124
Banc One Corp Sub Deb	10/15/26	7.625%	1,732
Bank Amer Corp NT	02/15/10-08-01/10	4.500%-7.800%	10,428
Bank Amer Corp NT 144A	03/15/17	5.420%	10,432
Bank Amer Corp SR NT	08/15/11	5.375%	8,246
Bank Amer Corp Sub Global NT	08/15/13	4.750%	3,185

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Bank Amer Corp Sub NTS	01/15/11-10/15/11	7.125%-7.400%	1,486
Bank Amer N A Charlote N C	10/15/36	6.000%	3,454
Bank New York Inc SR HLDG Co	07/01/07	5.200%	750
Bank of New York CD	05/15/09	5.410%	5,469
Bank One Corp NT	09/01/07	4.125%	4,614
Bank One Issuance TR 03-3 NT	02/16/16	4.770%	1,735
Bank One Issuance TR 03-7 CL A	03/15/11	3.350%	5,059
Bank One Issuance TR 04-2B	04/15/12	4.370%	1,955
Bank One Issuance TR 03 1 C	09/15/10	4.540%	2,179
Bank One NA MTN #TR 00324	01/15/08	3.700%	1,968
Bank One NA MTN #TR 00300	03/26/07	5.500%	1,545
Bank One Tex NA MTN SB 00001	02/15/08	6.250%	4,318
BankAmerica Cap III Cap SECS	01/15/27	VAR RT	678
Baxter Intl Inc. SR NT	09/01/16	5.900%	3,185
Bayview Finl SECS 05-2 CL AF2	02/28/45	5.140%	1,282
BB&T Cap TR II GTD TR PFD SECS	06/07/36	6.750%	2,970
Bear Stearns COS Inc.	01/22/17	5.550%	4,017
Bear Stearns COS Inc Global NT	01/31/08-08/15/11	4.000%-5.500%	5,186
Bear Stearns COS Inc NT	07/02/08	2.875%	3,052
Bear Stearns COS Inc SR Global	06/23/10	4.550%	391
Bellsouth Cap Funding Corp	02/15/10	7.750%	533
Bellsouth Corp Deb	06/15/34	6.550%	3,485
Bellsouth Corp NT	08/15/08-11/15/12	VAR RT-4.750%	9,192
Bellsouth Telecommunicat BNDS	06/01/28	6.375%	846
Berkshire Hathaway Fin Corp	07/02/07-01/15/15	3.400%-4.850%	10,800
Berkshire Hathaway Fin Corp SR	12/15/10	4.200%	1,500
BHP Finance Ltd MTN Eur1000	10/10/07	4.375%	2,121
Black & Decker Corp SR NT	11/15/16	5.750%	1,269
BMW VEH Owner TR 04-A A3	03/25/08	2.670%	18
Boardwalk Pipelines Inc LP	11/15/16	5.875%	4,297
Boeing Cap Corp Global NT	01/15/13	5.800%	1,160
Boeing Cap Corp SR NT	03/01/11-02/15/12	6.100%-6.500%	2,150
Boeing Co.	08/15/24	7.950%	3,147
BOI Cap FDG NO 2 LP Fixed 144A	02/01/49	VAR RT	3,320
Boston Scientific Corp NT	11/15/35	STEP	991
Bristol Myers Squibb Co NT	11/15/36	5.875%	2,460
British Sky Broadcasting NTS	02/23/09	6.875%	1,132
British Telecommunications NT	12/15/10	STEP UP	3,811
British Telecommunications PLC	12/15/30	STEP	2,633
Burlington Northn MTN TR 00002	07/15/37	6.530%	1,104
Burlington Resources Finance	12/01/11-12/01/31	6.500%-7.400%	6,162
Cabelas CR Card 06-III A 144A	10/15/14	5.260%	2,011
California Infrac 1997-1 A7	12/26/09	6.420%	2,163
Canadian Nat Res Ltd NT	02/15/37	6.500%	1,279
Canadian National Railway Co	10/15/11	6.375%	824
Canadian NATL Railway Co SR NT	08/01/34	6.250%	1,495
Canadian Pacific Railway Co	10/15/11-10/15/31	6.250%-7.125%	3,562
Capital Auto Recv 2006-2 CL B	12/15/11	5.070%	995
Capital One 2006-6 CL A	02/18/14	5.300%	2,021

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Capital One Auto 06-C CL A2	07/15/09	5.310%	1,000
Capital One BK MTN #TR 00175	06/13/13	6.500%	791
Capital One BK MTN #TR 00177	12/01/08	4.250%	1,800
Capital One BK MTN SR #TR00174	05/15/08	4.875%	696
Capital One BK MTN SR #TR00176	09/15/10	5.750%	2,042
Capital One FINL Corp SR NT	09/15/11	5.700%	5,272
Capital One Multi 03-3 NT CL B	06/15/11	4.500%	1,775
Capital One Multi 04-1 CL C	11/16/09	3.400%	1,638
Capital One Multi 05-A3 A3	03/15/13	4.050%	485
Capital One Multi Asset 05-1 B	12/15/17	4.900%	972
Capital One Prime Auto 04-3 B	08/15/11	3.860%	1,913
Capital One Prime Auto 06-1 B	01/15/13	5.130%	985
Capital One Multi 2006-3 CL A	12/17/18	5.050%	2,285
Carmax auto Owner 03-1 CL B	11/16/09	2.070%	326
Carmax Auto Owner 2005-2 CL A4	09/15/10	4.340%	590
Carolina PWR & Lt Co 1st MTG	12/15/15	5.250%	1,942
Carolina PWR & Lt Co NT	07/15/12	6.500%	1,317
Caterpillar FINL 06 A CL A3	05/25/10	5.570%	500
Caterpillar FINL 2006 A NT B	06/25/12	5.710%	501
Caterpillar FINL Corp	07/15/08	2.700%	530
Caterpillar FINL SVCS Corp SR	06/15/09	4.500%	1,431
CBA Cap TR I TR Pfd SECS 144A	12/31/49	5.805%	1,818
Cendant MTG Corp 2004-1 CL A-1	02/25/34	5.500%	1,565
Centerpoint Energy Houston	07/01/23-03/15/33	5.600%-6.950%	3,723
Centex Corp SR NT	10/01/13-06/15/15	5.125%-5.250%	1,437
Centex Home Equity 05-A CL AF5	01/25/35	VAR RT	2,986
Centex Home Equity 05-B CL AF3	03/25/35	VAR RT	995
Charter One BK N A NT	04/26/11	5.500%	5,471
Chase Auto Owner TR 06-B B	04/15/14	5.240%	500
Chase Auto Owner TR 2006 A	01/15/13	5.470%	502
Chase Auto Owner TR 2006 A A-4	01/15/13	5.360%	1,007
Chase Cap II Cap SECS Ser B	02/01/27	FLTG RT	2,280
Chase FDG MTG LN 03-1 1A5	10/25/32	VAR RT	1,989
Chase FDG MTG LN 03-4 1A-6	05/25/36	4.429%	1,554
Chase FDG MTG LN 04-1 1A-6	06/25/15	4.266%	2,866
Chase Issuance TR 05-2 NT CL B	12/15/10	4.520%	988
Chase issuance TR 05-4 NT CL A	01/15/13	4.230%	4,876
Chase Manhattan Auto 04-A CTF	09/15/10	2.580%	1,797
Chevron Texaco Cap Co GTD NT	09/17/07	3.500%	1,374
Chrysler Corp SR NTS	03/01/27	7.450%	1,223
Chubb Corp SR NT	11/16/07	4.934%	2,589
Cigna Corp SR NT	11/15/36	6.150%	1,141
Cincinnati FINL Corp SR NT	11/01/34	6.125%	1,665
Cingular Wireless LLC SR NT	12/15/11	6.500%	524
Cintas Corp No 2 SR NT	08/15/36	6.150%	917
Cisco Systems	02/22/11	5.250%	2,607
CIT Equip Coll 06-VT2 CL A2	01/20/09	5.190%	996
CIT Equip Coll 06-VT2 CL B	04/20/14	5.240%	916
CIT Equip Coll 06-VT2 CL C	04/20/14	5.290%	913

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
CIT Equip Coll TR 05-EF1 CL A3	05/20/09	4.420%	1,689
CIT Equip Coll TR 2006-VT1 A3	12/21/08	5.130%	1,991
CIT Group Inc New SR NT	03/07/13-04/01/36	5.400%-6.000%	6,732
Citibank CR 2005-B1	09/15/10	4.400%	2,459
Citibank CR Card 03 C3 NT	04/07/10	4.450%	984
Citibank CR Card 03-C4 C4	06/10/15	5.000%	2,322
Citibank CR Card 2002 A1 NT	02/09/09	4.950%	2,219
Citibank CR Card 2006-A2 A2	02/10/11	4.850%	7,531
Citibank CR Card 2006-B2 CL B2	03/07/11	5.150%	1,143
Citibank CR Card Master TR 1	01/15/10	6.200%	907
Citibank CR Card TR 05-C5 C5	10/25/10	4.950%	1,732
Citigroup Inc	10/31/25	2.400%	6,993
Citigroup Inc Global NT	02/14/11-12/11/34	5.125%-5.850%	14,261
Citigroup Inc Global Sub NT	06/15/32-10/31/33	6.000%-6.625%	6,617
Citigroup Inc NTS	02/15/98	6.875%	796
Citigroup Inc Sub NT	09/15/14-08/25/36	5.000%-6.125%	17,131
Cleveland ELEC Illum Co SR NT	12/15/13-12/15/36	5.650%-5.950%	6,418
Clorox Co SR NT	01/15/15	5.000%	504
CNH Equip TR 05-A Asset CL A-3	04/15/09	4.020%	1,622
CNH Equip TR 06-1 CL A-2	11/17/08	5.180%	1,997
CNH Equip TR 2004-A NT CL A4B	09/15/11	3.480%	706
CNH Equip TR 2006-1 CL A3	08/16/10	5.200%	1,994
CNH Equip TR 2006-1 CL B	12/17/12	5.400%	1,620
Colonial Rlty LP SR NT	09/01/16	6.050%	1,691
Comcast Cable Comm Inc SR NT	06/15/13	7.125%	1,320
Comcast Cable Communs Inc NT	01/30/11	6.750%	10,437
Comcast Corp New GTD NT	03/15/16-03/15/37	5.900%-6.450%	4,507
Comcast Corp New NT	01/15/17-11/15/35	5.875%-7.050%	12,670
Comerica Bank Detroit Sub NT	11/21/16	5.750%	6,757
Commerce Group Inc Mass SR NT	12/09/13	5.950%	4,132
Community Program LN TR 87 A-4	10/01/18	4.500%	894
Conagra Foods Inc SR NTS	10/01/26	7.125%	905
Connecticut RRB CL&P A CL A 5	12/30/11	6.210%	620
Conoco FDG Co NT	10/15/11-10/15/31	6.350%-7.250%	1,294
Conoco Inc SR NTS	04/15/29	6.950%	3,442
Conoco Phillips Australia FDG	04/09/09	VAR RT	1,501
Conoco Phillips CDA FDG CO II	04/15/12	5.300%	9,343
Conoco Phillips NT	10/15/12	4.750%	1,024
Consolidated Nat Gas 01 Ser A	04/15/11	6.850%	3,684
Consolidated Nat Gas Co 04 A	12/01/14	5.000%	3,519
Constellation Energy Group Inc.	04/01/32	7.600%	782
Consumers Energy Co 1st MTG BD	03/15/15	5.000%	766
Consumers FDG 01-1 CL A 4	04/20/12	4.980%	2,492
Continental Airlines Pass Thru	08/02/20	6.545%	497
Continental Airls 99-2 CL A-1	03/15/20	7.256%	476
Corporacion Andina De Fomento	01/26/07	VAR RT	1,510
Costco WHSL Corp New SR NT	03/15/07	5.500%	250
Countrywide Home LNS MTN #0034	05/21/08	3.250%	1,825
Countrywide Home MTN #TR 00324	09/15/09	4.125%	534

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Cox Communications Inc New NT	01/15/10-06/01/13	4.625%-7.125%	9,355
CPC Intl MTN TR 00010	10/15/97	5.600%	906
CPL Transition FDG 02-1 CL A4	07/15/15	5.960%	1,452
Credit Suisse FB 06-1 CL 1A3	02/25/36	5.500%	1,764
Credit Suisse FB USA Inc NT	01/15/12	6.500%	3,090
Credit Suisse USA Inc	08/16/11	5.500%	6,050
CRH Amer Inc NT	09/30/16	6.000%	3,826
CVS Corp NT	11/01/07-09/15/09	3.875%-4.000%	1,690
CVS Corp SR NT	08/15/11	5.750%	1,306
CWABS Inc 04-13 Asset CL AF-4	01/25/33	VAR RT	3,945
CWALT Inc 05-28CB P/T 1-A-5	08/25/35	5.500%	926
CWALT Inc 2005-34CB CL 1-A-6	09/25/35	5.500%	2,106
CWHEQ Inc 05-D CL 2-A	11/25/35	VAR RT	2,867
CWMBS Inc 03-J7 CL 3-1-2	08/25/18	4.500%	888
CWMBS Inc 2003-J13 1A1	01/25/34	5.250%	1,620
Daimler Chrysler HLDG Corp NT	01/18/31	8.500%	2,000
Daimler Chrysler Auto 06-C A2	05/08/09	5.250%	1,000
Daimler Chrysler Auto 06-C CL B	04/08/13	5.110%	995
Daimler Chrysler Auto 2006-A B	09/08/12	5.140%	996
Daimler Chrysler Auto 2006-B B	11/08/12	5.490%	1,005
Daimler Chrysler N A #TR00043	09/08/11	5.750%	3,416
Daimler Chrysler NA HLDG Corp	06/15/10-01/15/12	4.875%-7.300%	6,997
Daimler Chrysler N A HLDG SR NT	11/15/13	6.500%	1,069
Daimler Chrysler NA MTN TR00036	09/10/07	VAR RT	3,647
Deere John Cap Corp NT	03/15/12	7.000%	2,044
Deere John Owner TR 04 CL A-4	03/15/11	3.020%	1,175
Deere John Owner TR 05 CL A-4	05/15/12	4.160%	688
Detroit Edison 2001-1 BD CL A5	03/01/15	6.420%	574
Detroit Edison Co SR NT	10/01/10-10/15/12	5.200%-6.125%	1,719
Detroit Edison Co SR NT 2006 A	06/01/36	6.625%	327
Detroit Edison SR NT SER E	10/01/37	5.700%	992
Deutsche BK Cap FDG TR VII	01/19/49	VAR RT	2,874
Deutsche Telekom Intl Fin BV	03/23/16-06/01/32	VAR RT-9.250%	9,732
Development Bank of Japan	03/19/26	2.300%	4,467
Devon Fing Corp ULC Deb	09/30/31	7.875%	3,080
Diageo Cap PLC NT	09/30/36	5.875%	1,203
Diageo Fin BV NT	04/01/11	3.875%	947
Diageo PLC NT	11/19/07	3.500%	1,127
Discover Car Master TR 02 2 A	10/15/09	5.150%	1,500
Dominion RES Inc VA New SR NT	05/15/08-07/15/15	STEP-5.150%	3,797
Dominion RES Inc VA Ser A	06/15/10	8.125%	586
Dow Chem Co Global NT	12/15/08	5.750%	1,340
Dow Chem Co NT	10/01/12	6.000%	2,404
DTE Energy Co SR NT	04/15/33	6.375%	1,037
DTE Energy Co SR NT Ser B	06/01/16	6.350%	2,623
DuPont EI de Nemours & Co NT	10/15/09-04/30/14	4.750%-6.875%	1,785
Duke Cap Corp SR NT	02/15/13-02/15/32	6.250%-6.750%	644
Duke Energy Corp 1st & Ref MTG	03/05/08	3.750%	5,039
Duke Energy Corp MTG BD	04/01/10	4.500%	342

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Duke Energy Corp SR NT	01/15/12-11/30/12	5.625%-6.250%	2,554
Duke Energy Field SVCS LLC	08/16/10	7.875%	2,291
Duke Rlty Ltd Partnership SR	08/15/11	5.625%	1,660
East Man Chem Co Debs	02/01/27	7.600%	542
Eksportfinans A S A Medium	10/26/11	5.125%	6,869
Eksportfinans As MTN #TR00007	07/15/09	4.375%	5,377
Electronic Data Sys Corp New	08/01/13	STEP	654
Electronic Data Sys Corp NT	10/15/09-10/15/29	7.125%-7.450%	1,389
Embarq Corp NT	06/01/16-06/01/36	7.082%-7.995%	7,102
Emerson Electric Co NT	08/15/32	6.000%	739
Encana Corp NT	08/15/09	4.600%	1,668
Encana HLDGS Fin Corp NT	05/01/14	5.800%	5,457
Energy East Corp NT	07/15/36	6.750%	4,706
Energy Transfer Partners SR	08/01/12-10/15/36	5.650%-6.625%	4,871
Entergy Miss Inc 1st MTG BDS	04/01/08	4.350%	1,230
Enterprise Prods Inc LP SR NT	10/15/34	6.650%	1,367
EOP Oper Ltd Partn GTD NT	07/15/11	7.000%	795
EOP Operating LP NTS	02/15/12	6.750%	1,156
Equity One MTG 03-4 CL M1	11/25/33	5.369%	1,734
ERP Oper LP	08/15/26	7.570%	2,401
Exelon Corp SR NT	05/01/11-06/15/15	4.900%-6.750%	2,376
Federal Home LN MTG Corp MTN	11/23/35	5.625%	2,028
Federated Dept Stores Inc Del	09/01/08-04/01/29	6.625%-6.900%	3,848
Federated Retail Hldgs Inc NT	12/01/16	5.900%	899
First Energy Corp NT Ser B	11/15/11	6.450%	334
First Energy Corp NT Ser C	11/15/31	7.375%	3,479
Fleet NATL BK Providence R I	01/15/09	5.750%	4,252
Florida PWR & LGT Co 1st MTG B	09/01/35	5.400%	1,180
Florida PWR & Lt Co 1st MTG BD	06/01/35	4.950%	1,054
Florida PWR Corp 1st MTG BD	03/01/33	5.900%	1,507
FMR Corp NT 144A	03/01/13	4.750%	1,144
FNANB Cr Card TR 2002 A CL A	07/16/11	VAR RT	987
Ford Cr Auto Owner 2005-B CL C	08/15/10	4.830%	1,070
Ford Cr Auto Owner 2006-c CL C	09/15/12	5.470%	972
Ford Cr Auto Owner TR 05-A B	01/15/10	3.880%	2,050
Ford Cr Auto Owner TR 05-B B	04/15/10	4.640%	781
Fosters Fin Corp GTD NT 144A	10/01/14	4.875%	731
France Telecom SA NT	03/01/31	VAR RT	2,599
Fuji Fin Cayman Ltd Sub 144A	04/15/10	8.625%	846
Gaz Capital SA 144A	02/25/14	5.030%	200
GE Cap Cr Card MSTR 06-1 CL A	09/17/12	5.080%	2,222
GE Cap Cr Card MSTR NT 05-3 A	06/15/13	4.130%	4,017
GE Global Ins HLDG Corp	06/15/10-02/15/26	7.000%-7.500%	6,078
General Dynamics Corp NT	05/15/08	3.000%	2,808
General ELEC Cap MTN #TR 00528	03/15/32	6.750%	538
General ELEC Cap MTN #TR 00551	06/15/12	6.000%	22,225
General ELEC Cap MTN #TR 00665	12/15/09	3.750%	3,340
General ELEC Cap MTN #TR00678	01/15/08	VAR RT	15,489
General ELEC Cap MTN #TR00696	06/15/09	4.000%	6,670

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
General ELEC Cap MTN #TR 00521	02/15/12	5.875%	9,918
General MLS Inc NT	02/15/07	5.125%	869
Georgia PWR Co NT	02/17/09	VAR RT	1,003
Georgia PWR Co SR NT SER Z	12/15/15	5.250%	1,435
Gillette Co NT	03/15/08	2.875%	402
Glitnir Bank HG GBL MTN 144A	07/28/11	6.330%	1,797
Glitnir Bank1HF 144A	06/15/16	VAR RT	3,066
Golden West FINL Corp Del SR	08/15/07	4.125%	2,480
Goldman Sachs Cap I	02/15/34	6.345%	4,752
Goldman Sachs Group Inc	01/15/16-10/01/16	5.350%-5.750%	4,359
Goldman Sachs Group Inc SR NT	06/15/10-07/15/13	4.500%-5.700%	13,703
Goldman Sachs Group Inc Sub NT	01/15/11-05/01/36	5.000%-6.450%	11,900
Great America LLC 05-1 A4 144A	08/20/10	4.970%	1,980
Greenwich Cap 05-GG5 CL A5	04/10/37	VAR RT	3,972
Greenwich Cap COML 06-GG7 A4	07/10/38	6.110%	1,571
GS MTG SECS Corp 04-GG2 A5	08/01/38	VAR RT	2,501
GS MTG SECS Corp 06-GG6 A2	04/10/38	VAR RT	2,019
GTE Corp	04/15/28	6.940%	1,788
Halliburton Co Deb 144A	08/15/96	7.600%	838
Halliburton Co SR NT	10/15/10	5.500%	3,294
Hartford FINL SVCS Group Inc	08/16/08-11/16/08	5.550%-5.663%	6,851
Hartford FINL SVCS Group	10/01/41	6.100%	121
HBOS Cap FDG No 2 LP 144A	06/30/49	VAR RT	1,937
HBOS PLC MTN #SR00034 144A	09/15/09	4.000%	1,261
HBOS PLC MTN 144A # SR 00053	07/20/09	5.625%	3,677
HBOS Treas SVCS PLC 144A	11/21/11	5.000%	4,157
Health Care REIT Inc NT	05/15/15	5.875%	1,185
Heinz H J Fin Co GTD NT	03/15/32	STEP	199
Hertz VEH Fing 05-2 A2 144A	02/25/10	4.930%	994
Hertz VEH Fing 05-2 CL A4 144A	02/25/11	5.010%	1,493
Hewlett Packard Co Global NT	03/15/08	3.625%	589
Home Depot Inc SR NT	03/01/16-12/16/36	5.400%-5.875%	6,989
Honda Auto 2006-1 CL A3	02/18/10	5.070%	1,996
Honda Auto REC 04-2 A3	06/16/08	3.300%	2,525
Honda Auto RECV 2005-6 A-2	06/16/08	4.810%	633
Hospitality PPTYS TR SR NT	02/15/13-02/15/15	5.125%-6.750%	1,982
Household Automotive 03-2 A-4	12/17/10	3.020%	2,240
Household Fin Corp	11/16/09	4.125%	5,750
Household Fin Corp MTN SR 00704	02/09/07	VAR RT	420
Household Fin Corp NT	03/01/07	7.875%	2,374
HRPT PPTYS TR NT	01/15/13	6.500%	1,141
HRPT PPTYS TR SR NT	08/15/16	6.250%	1,000
HRPT Properties Trust Corp BD	11/01/15	5.750%	1,609
HSBC BK USA GBL MTN #SR00013	09/15/09	3.875%	2,327
HSBC BK USA NA GBL #SB0002	08/15/35	5.625%	2,620
HSBC BK USA New York NY	04/01/14	4.625%	4,851
HSBC Cap FDG DLR 2 LP 144A	12/29/49	VAR RT	2,375
HSBC Fin Cap TR IX GTD Cap	11/30/35	VAR RT	7,598
HSBC Fin Corp NT	01/14/11-06/01/11	5.250%-5.700%	11,207

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
HSBC HLDGS Plc Sub NT	12/12/12-05/02/36	5.250%-6.500%	4,295
HSBC USA Asset Bkd A	06/15/12	5.100%	5,788
Humana Inc SR NT	06/01/16	6.450%	2,651
Hydro-Quebec	04/01/16	7.500%	2,451
Hyundai Auto Rec 06-B CL B	05/15/13	5.190%	1,500
Hyundai Auto Rec TR 04-A B	08/15/11	3.460%	1,474
Hyundai Auto Rec TR 2005-A A-4	02/15/12	4.180%	489
Hyundai Auto Rec 2006-A CL B	06/25/14	5.290%	2,000
IBM Corp Debentures	08/01/27	6.220%	1,656
ILFC E Capital TR II Enhanced	12/21/65	VAR RT	5,364
Imperial TOB Overseas BV	04/01/09	7.125%	824
INCO Ltd	09/15/32	7.200%	2,437
Indiana Mich Pwr Co SR NT	03/15/37	6.050%	1,080
Indiana Mich Pwr Co SR Ser F	11/15/14	5.050%	726
Indymac MBS Inc 03-A7 A2	07/25/33	4.850%	1,347
Indymac MBS Inc 03-A8 A1	10/25/18	3.750%	1,570
Ing Bank N V Sub NT 144A	05/01/15	5.125%	490
Inter Amern Dev BK BD	06/01/09-03/15/11	8.400%-8.875%	12,390
International Bus Machs Corp	11/29/12-11/29/32	4.750%-5.875%	2,627
Istar FINL Inc SR NT 144A	10/15/13	5.950%	1,839
JC P&L Transition FDG 02-A A-4	06/05/19	6.160%	1,311
Jefferies Group Inc New SR Deb	01/15/36	6.250%	1,770
John Deere Capital Corp Notes	08/22/07	4.500%	984
John Deere TR 06 CL A4	06/17/13	5.390%	3,667
Johnson CTLS Inc NT	09/15/13-01/15/16	4.875%-5.500%	3,929
JP Morgan Chase & Co	06/01/11-09/15/14	5.125%-5.600%	5,909
JP Morgan Chase & Co GBL	09/01/15	VAR RT	1,524
JP Morgan Chase & Co Global SR	05/30/07	5.250%	8,497
JP Morgan Chase Bank NA	06/13/16	5.875%	11,147
JP Morgan MTG Acq 06-CH2 A1FB	10/25/36	VAR RT	966
Kaupthing Bank HR SR NT 144A	04/12/11	VAR RT	2,356
Kaupthing Bk MTN #SR00002 144A	10/04/16	6.125%	1,210
Kaupthing Bk MTN SB00001 144A	05/19/16	7.125%	5,823
Kellogg Co Deb Ser B	04/01/31	7.450%	1,015
Kellogg Co Global NT	06/01/08	2.875%	968
Kellogg Co NT Ser B	04/01/11	6.600%	309
Kerr McGee Corp NT	07/01/24	6.950%	309
Keybank NATL ASSN MTN #SB00001	09/15/15	4.950%	58
Keycorp Medium TRM SR #SR00090	05/21/09	4.700%	1,776
Kinder Morgan Energy Partners	08/15/33	7.300%	2,006
Kinder Morgan Fin Corp ULC	01/05/36	6.400%	2,068
Kohls Corp Deb	01/15/33	6.000%	492
Kraft Foods Inc Global NT	11/01/11	5.625%	3,982
Kraft Foods Inc NT	06/01/12-10/01/13	5.250%-6.250%	5,234
Kroger Co NT	04/15/12-04/01/31	6.750%-7.500%	1,682
Kroger Co SR Deb	09/15/29	8.000%	2,782
Landesbanki IS HF 144A SR00001	08/25/11	6.100%	3,645
Landeskreditbank Baden Wurttem	09/15/10	4.250%	1,486
Landeskreditbank Global NT	01/13/12	4.875%	4,008

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Landwirtschaftliche Rentenbank	02/27/09	5.160%	2,981
LB UBS COML MTG 2006-C6 A-4	09/15/39	5.372%	4,007
LB UBS COML MTG TR 06-CL A2	03/15/39	5.532%	1,516
Lehman Bros HLDG Inc MTN	07/18/11	5.750%	1,682
Lehman Bros HLDGS Inc GBL NT	01/22/08	4.000%	6,549
Lehman Bros HLDGS Inc NT	06/15/07	8.250%	1,863
Lehman Bros HLDGS Inc Sub NT	01/03/17	5.750%	2,623
Lehman Bros Inc NTS	04/15/08	6.500%	1,911
Lehman Bros HLDGS #TR00621	04/04/16	5.500%	1,150
Lehman Bros HLDGS #TR00632	04/25/11	5.750%	918
Lehman Brothers HLDGS TR 00387	01/18/12	6.625%	1,585
Lehman Brothers Holding	01/14/11	5.000%	5,658
Lehman Brothers MTN #TR33636	05/17/13	5.750%	3,733
Liberty Mut Grp Inc 144A	03/15/14-08/15/36	5.750%-7.500%	2,656
Lincoln NATL Corp Ind SR NT	04/07/36	6.150%	3,099
Lockheed Martin Corp NT	09/01/36	6.150%	2,264
Lockheed Martin Gtd	05/01/36	7.200%	466
Long Beach Accep Auto 06-B A4	06/15/12	4.522%	1,954
Long Beach Accept Auto 06 A A3	12/15/10	5.418%	2,401
Loral Corp Deb	09/15/23	7.000%	1,125
M&I Marshall & Ilsley #TR00021	08/25/08	4.500%	3,232
M&I Auto LN TR 2005-1 NT CL A4	03/21/11	4.860%	1,491
M&I Marshall & Isley #TR00019	06/16/10	VAR RT	5,009
M&I Marshall & Isley Bk MTN	09/04/07	4.125%	2,176
Markel Corp SR NT	08/15/34	7.350%	1,327
Marlin Leasing 05-1 144A	11/17/08	4.630%	3,006
Marlin Leasing 06-1A CLB1 144A	09/16/13	5.630%	989
Marlin Leasing Rec 06-1A CL A4	09/16/13	5.330%	497
Marsh & McLennan COS Inc SR NT	09/15/10	5.150%	2,161
Marshall & Ilsley MTN # 00145	04/01/11	5.350%	1,326
Masco Corp NT	10/03/16	6.125%	780
Massmutual GLB TR 00016 144A	04/15/09	3.800%	1,124
Massmutual Global FDG II 144A	07/15/08	2.550%	978
May Dept Stores Co SR NT	07/15/24-07/15/34	6.650%-6.700%	4,031
May Dept Stores Co NT	07/15/14	5.750%	1,663
MBNA Amer BK NATL Assn 144A	01/15/08	5.375%	1,498
MBNA Cr Card Master 04-B1 B1	08/15/16	4.450%	1,549
MBNA Cr Card Master 05-1 CL A	09/15/10	4.200%	4,291
MBNA Cr Card Master TR 04-4A	09/15/09	2.700%	805
MBNA Cr Card MST NT TR 03-6	10/15/10	2.750%	3,610
MBNA Cr Card TR 02-1 CL C	07/15/14	6.800%	1,055
MBNA Cr Card TR 2002-1 CL B	07/15/09	5.150%	1,999
MBNA Master Cr Card 99-J CL B	02/15/12	7.400%	1,583
McDonalds Corp MTN # TR00089	04/30/07	5.375%	500
Merck & Co Inc Debs	03/01/28	6.400%	2,511
Merck & Co Inc MTNS TR 00011	05/13/37	5.760%	524
Merck & Co Inc SR NT	02/15/13	4.375%	831
Merrill Lynch & Co Inc NTS	02/17/09	6.000%	2,718
Mid American Energy #TR00008	10/15/36	5.800%	1,277

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Mid American Energy HLDGS Co	04/01/36	6.125%	4,683
Midland Bank Plc NTS	03/15/11	6.950%	3,531
Mid-State TR VI Bkd NTS CL A-1	07/01/35	7.340%	2,879
Mizuho Fin (Cayman) MTN	04/15/14	VAR RT	1,703
Mizuho FINL GRP Cayman 144A	04/15/14	5.790%	7,263
MMG Fiduciary & TR Corp 144A	02/01/16	6.750%	3,243
Mobil Corp NT	08/15/21	8.625%	1,689
Mohawk Inds Inc SR NT	01/15/16	6.125%	3,003
Molson Coors Cap Fin SR NT	09/22/10	4.850%	1,965
Morgan Stanley 06-IQ12 CL AM	12/15/43	VAR RT	4,022
Morgan Stanley Cap I 05-HQ5 A4	01/14/42	5.168%	2,468
Morgan Stanley DW & Co GL NT	04/15/11	6.750%	1,179
Morgan Stanley Global Sub NT	04/01/14	4.750%	2,390
Morgan Stanley NT	01/21/11	5.050%	15,249
Morgan Stanley SR MTN Ser F	01/09/12-10/18/16	5.625%-5.750%	19,584
Motorola Inc	09/01/25	6.500%	832
Motorola Inc NTS	11/15/10	7.625%	176
MUFG Cap Fin 1 Ltd USD	07/29/49	VAR RT	1,086
Mutual of Omaha Ins Co NT 144A	06/15/36	6.800%	2,662
National Bk CDA N Y BRH Dep NT	11/01/09	7.750%	4,046
National City BK MTN #SB 00001	02/15/11	6.300%	980
National City BK MTN #SB 00003	12/15/11	6.200%	852
National City BK MTN #Tr000183	05/15/08	3.300%	5,975
National Rural Utils Coop Fin	02/15/08-03/01/12	3.875%-7.250%	2,908
Nationwide Bldg Soc MTN #00011	01/30/07	2.625%	2,545
Nationwide Health PPTYS Inc	07/15/11	6.500%	3,111
Nationwide MTN #SR00019 144A	02/01/10	4.250%	3,056
NATL City Corp Sub NT	02/01/09	5.750%	3,113
New America HLDGS Inc NT	08/01/34	8.450%	241
New Century Home EQTY 04-A MI1	08/25/34	VAR RT	2,490
News America HLDGS	02/01/13	9.250%	3,737
News America Inc BD	12/15/34	6.200%	121
News America Inc GTD SR Debs	04/08/28	7.125%	644
News America Inc GTD SR NT	03/15/33	6.550%	2,643
News America Inc SR NT	12/15/35	6.400%	3,303
Nextel Communications Inc SR	10/31/13	6.875%	2,430
Niagara Mohawk Pwr Corp SR NTS	10/01/08	7.750%	772
Nisource Fin Corp GTD NT	11/15/10-09/15/20	5.450%-7.875%	7,312
Nissan Auto Lease 05-A CL A3	10/15/08	4.700%	3,568
Nissan Auto Lease 06-A CL A3	03/15/10	5.110%	5,192
Nissan Auto Lease 06-A CL A4	07/16/12	5.100%	2,321
Nissan Auto Rec 04-B CL A-3	05/15/08	3.350%	2,242
Nissan Auto Rec 2006 B A-3	02/15/10	5.160%	2,248
Nomura Home EQ 06-AFI CL A1	10/25/36	6.032%	2,348
Noranda Inc NT	10/15/15-06/15/35	5.500%-6.200%	8,207
Nordea Bank AB (SE)	09/30/16	VAR RT	833
Norfolk Southern Corp BDS	05/01/37	7.050%	2,233
Norfolk Southern Corp SR NTS	04/15/09-02/15/31	6.200%-7.250%	2,863
Norfolk Southn Corp NT	05/15/10-05/17/25	5.590%-8.625%	3,713

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Northrup Grumman Corp Deb	03/01/26-02/15/31	7.750%-7.875%	2,654
Northrup Grumman Corp NT	02/15/11	7.125%	3,147
NYCTL 2005-A TR Ser 05-A 144A	12/10/10	4.780%	399
NYCTL 2006-A TR CL A 144A	11/10/19	5.930%	680
NYCTL TR Tax Lien 04-A 144A	12/10/17	3.470%	153
NYKREDIT A/S	01/01/12	4.000%	1,442
Ohio Edison Co SR NT	07/15/36	6.875%	2,286
Oncor Elec Del Co SR SECD NT	01/15/33	7.250%	580
Oncor Elec Delivery Co Deb	09/01/22	7.000%	3,082
Oncor Elec Delivery Co SR SECD	05/01/12	6.375%	3,196
Oracle Corp/Ozark HLDG Inc	01/15/16	5.250%	5,702
Owens Corning Reorg 144A	12/01/36	7.000%	1,277
Pacific Gas & Electric Co 1st MTG	03/01/34	6.050%	5,799
Panhandle Eastn Pipe Line Co	08/15/08	4.800%	1,399
PC Finl Partnership GTD SR NT	11/15/14	5.000%	981
Peco Energy 99-A-A7	03/01/09	6.130%	2,019
Peco Energy Co 1st % REF MTG	10/01/36	5.950%	2,967
Pemex Proj FDG Master TR GTD	11/15/11-06/15/35	STEP-6.625%	7,114
Penn Mut Life Ins Co 144A	06/15/34	6.650%	1,901
Penney J C & Co Debs	04/01/37	7.400%	409
Penney J C Co BDS	03/01/97	7.625%	245
Petro CDA SR NT	07/15/33-05/15/35	5.350%-5.950%	1,911
Petroliam Nasional BHD BD 144A	10/15/26	7.625%	1,224
PG&E Energy Recovery 05-1 A-3	09/25/12	4.140%	1,264
PG&E Energy Recovery 05-2A2	03/25/14	5.030%	2,991
Pharmacia Corp Deb	12/15/27	6.750%	2,489
Phillips Pete Co NT	05/25/10	8.750%	2,798
Phoenix Life Ins Surplus 144A	12/15/34	7.150%	1,878
Placer Dome Inc Deb	10/15/35	6.450%	511
PNC FDG Corp NT	03/10/08	4.200%	4,754
Popular ABS Inc 05-2 P/T AF-2	04/25/35	VAR RT	1,287
Popular ABS Inc 2005-3 CL M-1	07/25/35	VAR RT	1,204
Popular ABS Inc SER 2004-4 AF6	09/25/34	VAR RT	972
Popular North Amer #TR00015	04/15/09	5.650%	2,912
Potash Corp Sask Inc NT	12/01/36	5.875%	892
Premium Asset TR 05-5 144A	07/15/08	VAR RT	601
Procter & Gamble Co Deb	09/01/24	8.000%	3,357
Procter & Gamble Co SR NT	08/15/08	4.300%	711
Progress Energy Inc SR NT	03/01/11-03/01/31	7.100%-7.750%	2,516
Prologis NT	11/15/10	5.250%	1,457
Protective Life MTN #TR 00001	11/24/08	3.700%	2,697
PSE&G Transition FDG 01-1 A-5	03/15/13	6.450%	3,692
PSE&G Transition FDG 01-1 A-8	12/15/17	6.890%	2,558
PSEG FDG TR I GTD NT TR SECS	11/16/07	5.381%	2,021
PSEG Pwr LLC SR NT	04/15/31	8.625%	651
PSI Energy Inc Deb	10/15/35	6.120%	2,024
PSNH FDG LLC NT CL A 2	11/01/10	5.730%	403
Pulte Homes Inc SR NT	02/15/13	6.250%	473
Quest Diagnostics Inc SR NT	11/01/10	5.125%	3,570

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Rabobank Cap FDG 144A	10/29/49	VAR RT	3,572
Ras Laffan Liquefied 144A	09/30/20	5.298%	2,687
Raytheon Co NTS	08/15/07-01/15/11	4.850%-6.750%	6,117
RBS Cap TR III TR PFD SECS	09/29/49	VAR RT	5,421
Realogy Corp SR NT 144A	10/15/16	6.500%	1,372
Realty Income Corp NT	09/15/16	5.950%	3,137
Reed Elsevier Capital Bonds	08/01/11	6.750%	628
Regions FINL Corp New SR NT	08/08/08	4.500%	2,330
Reliant Energy 2001-1 CL A3	09/15/11	5.160%	2,151
Residential Cap Corp NT	02/22/11-04/17/13	6.000%-6.500%	6,438
Resona PFD Global Secs 144A	12/29/49	VAR RT	5,134
Rio Tinto Fin USA Ltd	09/30/08	2.625%	1,196
Rolls-Royce PLC	03/16/11	4.500%	1,201
Royal BK Scotland Group PLC	11/12/13	5.000%	3,757
Royal BK Scotland Sub NTS	10/01/14	5.000%	809
Royal KPN NV NT	10/01/10-10/01/30	8.000%-8.375%	2,877
Sabmiller PLC NT 2011 144A	07/01/11	6.200%	445
Safeway Inc	08/16/10	4.950%	2,350
Safeway Inc NT	09/15/09-08/15/12	5.800%-7.500%	2,106
Salomon Smith Barney HLDGS NT	02/15/08	6.500%	668
Santander Central Hispano Iss	09/14/10	7.625%	1,998
Santander FINL Sub NTS	02/15/11	6.375%	627
Sarawak Intl	08/03/15	5.500%	933
SBC Communications	09/15/14-09/15/34	5.100%-6.150%	4,732
Scana Corp MTN TRNAHCE TR00014	05/15/11	6.875%	1,060
Scottish Pwr PLC NT	03/15/10-03/15/15	4.910%-5.375%	8,819
Sempra Energy NT	05/21/08	VAR RT	2,091
Shinsei Bank Reg S	02/23/16	VAR RT	1,165
Shinsei Fin Cayman Ltd 144A	01/29/49	VAR RT	4,994
Siemens NV 144A	08/17/26	6.125%	3,137
Simon PPTY Group Inc New NT	01/30/09	3.750%	8,392
Simon PPTY Group LP NT	11/15/07	6.375%	1,330
SLM Corp MTN #TR 00007	01/15/13	5.375%	1,994
SLM Corp MTN #TR 00013	03/17/08	3.625%	1,363
SLM Corp MTN #TR00031	10/01/13	5.000%	2,174
SMGF PFD Cap USD I Ltd 144A	12/31/49	VAR RT	993
Southern Calif Edison Co	01/15/16	5.000%	2,045
Southern UN Co New SR NT	02/01/24	7.600%	1,577
Sovereign Bancorp Inc SR 144A	09/01/10	4.800	1,605
Spieker Properties Inc Debs	10/01/27	7.500%	1,198
Sprint Cap Corp	01/30/11-11/15/28	6.875%-7.625%	6,371
Sprint Cap Corp NT	03/15/12-03/15/32	8.375%-8.750%	7,556
Sprint Nextel Corp NT	12/01/16	6.000%	14,167
St Paul Travelers COS Inc	06/20/16-06/20/36	6.250%-6.750%	2,732
Structured Asset 05-17 CL 1A1	10/25/35	5.500%	2,326
Sumitomo Mitsui BK Corp Sub NT	06/15/12	8.000%	865
Sumitomo Mitsui BKG Corp 144A	07/29/49	VAR RT	1,095
Suncor Energy Inc NT	12/01/34	5.950%	1,710
Suntrust BKS Inc SR NT	10/15/07-10/15/08	3.625%-4.000%	6,660

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Suntrust Cap VIII GTD TR PFD	12/01/66	VAR RT	1,653
Susquehanna 06-1 CL C 144A	06/15/09	5.580%	2,651
Susquehanna AUT 05-1 CL C 144A	11/14/08	5.090%	563
Susquehanna Auto 05-1 A-3 144A	06/16/08	4.430%	2,830
Susquehanna Auto 06-1 A-3 144A	03/16/09	5.210%	2,497
Susquehanna Auto 06-1 B 144A	04/14/09	5.280%	997
Tampa Elec Co NT	08/15/12	6.375%	480
Target Corp NT	10/01/08-03/01/12	5.400%-6.350%	6,474
Target Corp SR NT	07/15/16	5.875%	800
TCI Commun Inc	08/01/15	8.750%	1,857
TCI Communications Inc Debs	02/15/26	7.875%	2,941
Teck Cominco Ltd Sr Nt	10/01/35	6.125%	3,977
Telecommunications Inc Deb	08/01/13	7.875%	1,379
Tele N L Participacoes SER B	12/18/13	8.000%	1,392
Telecom Italia Cap GTD SR NT	11/15/08-07/18/36	4.000%-7.200%	16,996
Telecom Italia Cap GTD SR NT B	11/15/13	5.250%	4,290
Telefonica Emisiones S A U	06/20/36	7.045%	8,062
Telefonica Europe BV US NT	09/15/10	7.750%	4,661
Telus Corp	06/01/11	8.000%	1,017
Teva Pharmaceutical FIN CO LLC	02/01/16-02/01/36	5.550%-6.150%	6,357
Texaco Cap Inc	03/15/20	9.750%	833
Texaco Cap Inc Deb	09/01/21	8.875%	3,838
Texas Eastn Transmission Corp	07/15/07	5.250%	1,172
TIAA Global Mkts Inc NT 144A	11/15/07	4.125%	1,874
Time Warner Cos Inc	02/01/24	7.570%	4,368
Time Warner Cos Inc JJ13	01/15/13	9.125%	1,736
Time Warner Entmt Co LP	07/15/33	8.375%	2,091
Time Warner Inc BNDS	05/15/29	6.625%	1,874
Time Warner Inc New	11/15/36	6.500%	1,339
Time Warner Inc New NT	11/15/16	5.875%	2,319
Toyota Motor Credit NTS	12/15/08	5.500%	551
Toyota Motor Credit Corp NT	12/15/10	4.350%	608
Translata Corp SR NT	12/15/13	5.750%	3,273
TransCanada Pipelines Ltd	03/15/36	5.850%	1,096
Triad Auto Rec TR 06-A CL A-3	01/12/11	4.770%	2,077
Turner Broadcasting Systems	07/01/13	8.375%	849
TXU Elec Delivery 04-1 BD A3	05/15/18	5.290%	4,027
TXU Elec Delivery Transition	11/17/14	4.810%	1,023
TXU Energy Co LLC SR NT	03/15/13	7.000%	3,390
Tyco Intl Group S A NT	11/01/08-11/15/13	6.000%-6.125%	8,598
Tyco Intl Group SA GTD NT	01/15/29	6.875%	3,598
Tyco Intl Group SA SR NT	10/15/11	6.375%	4,755
US BK NATL Assn MTN #TR00192	02/06/09	3.750%	5,344
UBS PFD FDG TR V	OPEN MAT	VAR RT	4,980
UFJ Fin Aruba A E C GTD NT	07/15/13	6.750%	5,831
Unilever Cap Corp	11/01/10	7.125%	850
Union Pac Corp NT	01/15/11	6.650%	1,845
Union Pac Corp SR NT	01/15/15	4.875%	757
Union Pac RES Group Inc Deb	05/15/28	7.150%	2,621

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Union Pacific Corp BDS	02/01/29	6.625%	3,083
United Tech Corp Debs	11/15/19	8.875%	421
United Technologies Corp Deb	09/15/29	7.500%	1,222
United Technologies Corp NT	06/01/09-05/01/35	5.400%-6.500%	4,465
United Health Group Inc NT	01/17/07-03/15/36	4.125%-5.800%	8,492
United Health Group SR NT	03/15/15	4.875%	480
Universal Health SVCS Inc NT	06/30/16	7.125%	2,370
US Bancorp MTN #TR 00147	07/15/07	5.100%	649
US BK NATL ASSN Minneapolis	12/15/08	5.700%	1,761
US BK NATL Assn MTN #SB 00001	08/01/11	6.375%	1,950
US BK NATL ASSN MTN #TR 00202	03/02/09	3.400%	839
USA Ed Inc MTN # TR 00014	04/10/07	5.625%	250
USA Waste Services Inc SR NTS	07/15/28	7.000%	3,064
USXL FDG II LLC NT CL A 144A	04/15/14	5.379%	1,952
Vale Overseas Ltd GTD NT	01/23/17-11/21/36	6.250%-6.875%	6,448
Valero Energy Corp NT	04/15/07-04/15/32	6.125%-7.500%	3,351
Vanderbilt MTG & FIN 02B CL A4	02/07/26	5.840%	2,132
Vanderbilt MTG & Fin 03A CL A2	09/07/15	3.480%	225
Vanderbilt MTG & Fin 03A CL A4	05/07/26	6.210%	1,112
Vanderbilt MTG 02-C A4	08/07/24	6.570%	2,075
Veolia Environment BDS	05/28/13	4.875%	1,073
Verizon Global FDG Corp BD	06/15/12	6.875%	3,829
Verizon Global FDG Corp Global	09/01/12	7.375%	689
Verizon Global FDG Corp NT	09/15/35	5.850%	3,137
Verizon MD Inc Deb Ser B	06/15/33	5.125%	6,427
Verizon New Eng Inc Deb	09/15/11	6.500%	1,470
Verizon New York Inc Deb Ser A	04/01/12-04/01/32	6.875%-7.375%	3,924
Viacom Inc SR Deb	04/30/36	6.875%	2,675
Viacom Inc SR NT	05/01/07-08/15/12	5.625%-5.750%	3,627
Virginia ELEC & PWR Co SR NT	02/01/07-01/15/36	4.750%-6.000%	5,092
Virginia ELEC & PWR Co A	01/15/16	5.400%	4,243
Vodafone Airtouch PLC NT	02/15/10	7.750%	8,038
Vodafone Group Inc New NT	03/15/16	5.750%	1,424
Vodafone Group PLC New NT	12/16/13	5.000%	2,006
Wachovia Cap TR III Fixed Fltg	03/15/42	VAR RT	847
Wachovia Corp New NT	10/15/16	5.625%	13,235
Wachovia Corp New SR HLDG Co	03/15/11	VAR RT	7,509
Wachovia Corp New Sub Deb	08/01/35	5.500%	4,002
Wal-Mart Stores Inc NT	08/10/09-09/01/35	4.125%-6.875%	8,319
Washington Mut BK MTN #TR00025	05/20/13	5.950%	3,024
Washington Mut Inc St NT	01/15/10	4.200%	1,491
Washington Mut Inc Sub NT	04/01/14	4.625%	1,123
Washington Mut MTG 2005-8 1A8	10/25/35	5.500%	1,930
Washington Real Estate INVT TR	05/01/15	5.350%	1,821
Waste Mgmt Inc Del SR NT	11/15/08-05/15/32	6.375%-7.750%	3,151
Weatherford INTL Ltd GTD SR NT	10/15/13	4.950%	1,327
Wellpoint Inc NT	12/15/14-01/15/36	5.000%-5.950%	8,493
Wells Fargo & Co New Sub NT	09/10/12-11/15/14	4.000%-5.000%	6,260
Wells Fargo & Co New NT	01/15/10	4.200%	1,880

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Corporate Debt Instruments:
Wells Fargo & Co New SR NT	09/15/09-01/12/11	VAR RT-4.875%	8,245
Wells Fargo & Co Sub	04/15/08	6.250%	885
Wells Fargo BK NATL ASSN Sub	02/09/15	4.750%	9,401
Wells Fargo Cap X GTD Cap Secs	12/15/36	5.950%	2,686
Wells Fargo FINL 05-A CL A-4	05/15/12	4.280%	2,536
Wells Fargo Home EQ 04 2 AI-5	11/25/28	VAR RT	1,236
Westvaco Corp Del Deb	02/15/31	7.950%	1,670
Weyerhaeuser Co Deb	07/15/23-10/01/27	6.950%-7.125%	2,844
Weyerhaeuser Co NTS	03/15/07-03/15/12	6.125%-6.750%	4,532
Willis North Amer Inc SR NT	07/15/10-07/15/15	5.125%-5.625%	2,155
World SVGS BK FSB # TR 00001	12/15/09	4.125%	2,042
World SVGS BK FSB # TR 00003	03/10/08	4.125%	2,520
Wyeth NT	03/15/13-02/15/36	STEP-6.000%	10,231
Wyndham Worldwide Corp NT 144A	12/01/16	6.000%	1,911
XCEL Energy Inc Minn SR NT	12/01/10	7.000%	1,297
XL Cap Ltd SR NT	09/15/14	5.250%	20
XTO Energy Inc	04/15/12	7.500%	2,792
ZFS Fin USA TR I Ser 1 144A	12/15/65	VAR RT	3,724
ZFS Fin USA TR II Ser II 144A	12/15/65	VAR RT	3,059

Other Investments:
Argentina (Republic of)	12/31/33	8.280%	1,112
Brazil (Federative Republic of)	01/15/18	8.000%	1,112
Bundesrepublik Deutschland BDS	01/04/11	5.250%	2,094
Denmark	11/15/17-11/10/24	4.000%-7.000%	10,767
Dutch Govt	01/15/10	3.000%	39,475
Financement Quebec	10/25/12	5.000%	3,555
Germany (Fed Rep) BDS	02/16/07-01/04/37	2.500%-5.000%	71,865
Germany (Fed Rep) BDS Eur0.01	01/04/13	4.500%	30,070
Germany Fed Rep	07/04/16	4.000%	1,218
Germany Fed Rep BDS SER 98	07/04/08	4.125%	5,092
Government of Canada	06/01/33-06/01/37	5.000%-5.750%	13,316
Illinois St Txbl	06/01/33	5.100%	4,624
Italy Rep Nt	12/14/07-02/22/11	3.750%-6.000%	14,105
Italy Rep of Debs	09/27/23	6.875%	1,812
Malaysia Nt	07/15/11	7.500%	333
Mexico (United Mexican States)	08/15/31	8.300%	641
New York N Y Prerefunded Tax	11/15/20	7.550%	6,879
Ontario Prov VDA Global BD	01/15/08-10/18/11	3.375%-5.000%	8,766
Ontario Prov CDA Global NT	02/03/15	4.500%	715
Peru Rep NTS Regs	03/07/17	VAR RT	1,382
Petronas Capital BDS USD1000	05/22/22	7.875%	605
Philippines Rep of BDS	02/15/11	8.375%	1,916
Prov of Nova Scotia	02/27/12	5.750%	2,239
Prov of Quebec	01/22/11-02/09/24	6.125%-7.125%	9,296
Quebec Prov CDA Global NT	11/14/16	5.125%	1,962
Republic of Uruguay BDS	11/18/22	8.000%	1,137
Russian Federation BDS REG S	03/31/30	STEP	5,928
Sales Tax Asset Receivable N Y	10/15/10	4.060%	2,289

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Maturity	Interest	Current
Description	Dates	Rates	Value
FIXED INCOME FUND (continued)

Other Investments:
Treasury STK	09/07/14-12/07/55	4.250%-5.000%	2,020
UBS Luxembourg SA	02/11/15	6.230%	911
United Kingdom (Government of)	03/07/11-09/07/16	4.000%-4.250%	26,273
United Mexican Sts #TR 00019	01/15/17	5.625%	5,405
United Mexican Sts #TR 00013	04/08/33	7.500%	9,234
United Mexican Sts MTN TR00009	09/24/22	8.000%	3,562
United Mexican Sts MTN TR00017	09/27/34	6.750%	7,258
Wisconsin St Gen Rev TXB-Ser A	05/01/13-05/01/26	4.800%-5.700%	1,599

**Common/Collective Trust:
TBC Inc. Pooled Emp Daily	12/31/49	VAR RT	105,643

Interest Bearing Cash:
Deutsche Bank AG NY INSTL C/D	03/15/07-12/31/49	VAR RT	1,625
Non Base Currency			2,392

Total Investment Contract			$3,506,729

Total Fixed Income Fund			$4,900,980

**Parties-in-interest

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

SIP MANAGED SMALLER STOCK FUND

	Principal
	Amount or	Current
Description	Shares/Units	Value
U.S. Government Securities:
Federal Natl Mtg Assn Discount	500	$498

Common Stocks:
Lumenis Ltd Shs	1	1
TIMCO Aviation SVCS Inc WTS
to Pur Com 02/27/07 EXP	1	0
Total Common Stock		$1

Other Investments:
Midcap 400 Index Future (CME)	1	$0
S&P Mid 400 Emini (CME)	2	0
		0
**Common/Collective Trust:
TBC Inc. Pooled Emp Daily Fund	202,206	$202,206

TOTAL SIP MANAGED SMALLER STOCK FUND		$202,705

**Parties-in-interest

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Principal
	Amount or	Current
Description	Shares/Units	Value
LEHMAN BROTHERS AGGREGATE BOND INDEX FUND - Common/Collective Trust

Daily Bond Market Fund Series A	1,169	$29,422

S&P 500 LARGE STOCK INDEX FUND - Common/Collective Trust

State Street S&P 500 Flagship
Fund Series A	1,093	$293,774

RUSSELL 2000 FUND - Common/Collective Trust

Russell 2000 Fund Series A	4,752	$121,778

SIP MANAGED INTERNATIONAL STOCK FUND - Common/Collective Trust

Daily EAFE Fund Series T	4,355	$92,293
Daily Emerging Mkts. Series T	711	14,900
Total		$107,193

KODAK STOCK FUND - Common Stock

**Eastman Kodak Company
Common Stock	2,485	$64,113
**Common/Collective Trust
TBC Inc. Pooled Emp Daily Var RT	2,981	2,981
Total		$67,094

PIMCO TOTAL RETURN FUND - Mutual Fund

PIMCO Total Return Fd. - Inst.	1,273	$13,216

FIDELITY PURITAN FUND - Mutual Fund

Fidelity Puritan Tr
Puritan Fund	1,898	$37,912

**Parties-in-interest

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Principal
	Amount or	Current
Description	Shares/Units	Value
**T. ROWE PRICE EQUITY INCOME FUND - Mutual Fund

T. Rowe Price Equity
Income Fund	1,149	$33,951

FIDELITY GROWTH AND INCOME FUND - Mutual Fund

Fidelity Securities Fund
Growth & Income Portfolio	824	$25,668

**T. ROWE PRICE SMALL-CAP VALUE FUND - Mutual Fund

T. Rowe Price Small Cap. Value
Fund Inc. Cap. Stk.	1,481	$61,048

SKYLINE SPECIAL EQUITY FUND - Mutual Fund

Skyline Fund Special
Equities Portfolio	870	$22,602

COHEN & STEERS REALTY FUND - Mutual Fund

Cohen & Steers Realty
Shares Fund Com.	524	$46,895

FIRST EAGLE FUND OF AMERICA - Mutual Fund

First Eagle Funds Inc.
First Eagle Fd. Amer. CL Y	720	$18,703

**T. ROWE PRICE BLUE CHIP GROWTH FUND - Mutual Fund

T. Rowe Price Blue Chip Growth
Fund Inc. Com.	725	$25,901

**Parties-in-interest

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Principal
	Amount or	Current
Description	Shares/Units	Value
**T. ROWE PRICE RETIREMENT 2005 FUND - Mutual Fund

T. Rowe Price Retirement Funds
Inc 2005 Fund	711	$8,252

**T. ROWE PRICE RETIREMENT 2015 FUND - Mutual Fund

T. Rowe Price Retirement Funds
Inc 2015 Fund	4,016	$49,673

**T. ROWE PRICE RETIREMENT 2025 FUND - Mutual Fund

T. Rowe Price Retirement Funds
Inc 2025 Fund	3,184	$40,942

**T. ROWE PRICE RETIREMENT 2035 FUND - Mutual Fund

T. Rowe Price Retirement Funds
Inc 2035 Fund	1,191	$15,690

**T. ROWE PRICE RETIREMENT 2045 FUND - Mutual Fund

T. Rowe Price Retirement Funds
Inc 2045 Fund	2,243	$27,747

**T. ROWE PRICE NEW ERA FUND - Mutual Fund

T. Rowe Price New Era Fund Inc.
Com.	715	$32,896

**T. ROWE PRICE SCIENCE & TECHNOLOGY FUND - Mutual Fund

T. Rowe Price Science & Tech.
Fund Inc. Cap. Stk.	1,626	$34,079

**Parties-in-interest

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Principal
	Amount or	Current
Description	Shares/Units	Value
MORGAN STANLEY INSTITUTIONAL INT’L EQUITY FUND - Mutual Fund

Morgan Stanley Institutional Fund
Inc. Intl. Equity Portfolio CL A	1,556	$32,019

NON-US INTERNATIONAL STOCK FUND - Common/Collective Trust

Aim Int’l. CL C Fund	990	$24,063

ARTISAN INTERNATIONAL FUND - Mutual Fund

Artisan FDS INC INTL FD	466	$13,507

TEMPLETON DEVELOPING MARKETS FUND - Mutual Fund

Templeton Developing Mkts. Tr
SH Ben Int CL I	999	$28,249

TURNER MIDCAP GROWTH EQUITY FUND - Mutual Fund

Turner Funds Midcap Fund Instl
CL	365	$10,675

PIMCO OPPORTUNITY FUND - Mutual Fund

Pimco Funds Multi Manager
Opportunity Fund Instl. CL	214	$5,074

BATTERYMARCH SMALL CAP EQUITY FUND - Mutual Fund

Lm Instl Fund Adv II Inc
Batterymarch US Sm Cap Equity	99	$1,102

MFS INTERNATIONAL NEW DISCOVERY FUND - Mutual Fund

MFS Ser Tr V Intl. New
Discovery Fund CL 1	898	$25,035

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Principal
	Amount or	Current
Description	Shares/Units	Value
AMERICAN CENTURY EMERGING MARKETS FUND - Mutual Fund

American Century World Mutual
Funds Inc. Emerging Mkts. Instl.	3,449	$31,521

SALOMON INSTITUTIONAL HIGH YIELD BOND FUND - Mutual Fund

Western Asset FDS II Inc Global High
Yield BD Portfolio	562	$3,921

**T. ROWE PRICE RETIREMENT FUND - Mutual Fund

T. Rowe Price Retirement Funds
Inc Income Fund	2,332	$30,624

**T. ROWE PRICE RETIREMENT 2010 FUND - Mutual Fund

T. Rowe Price Retirement Funds
Inc 2010 Fund	5,846	$92,776

**T. ROWE PRICE RETIREMENT 2020 FUND - Mutual Fund

T. Rowe Price Retirement Funds
Inc 2020 Fund	9,603	$166,609

**T. ROWE PRICE RETIREMENT 2030 FUND - Mutual Fund

T. Rowe Price Retirement Funds
Inc 2030 Fund	5,991	$111,374

**T. ROWE PRICE RETIREMENT 2040 FUND - Mutual Fund

T. Rowe Price Retirement Funds
Inc 2040 Fund	4,218	$79,083

**Parties-in-interest

(Cont’d)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2006
(in thousands)

	Principal
	Amount or	Current
Description	Shares/Units	Value
AMERICAN FUNDS GROWTH FUND OF AMERICA FUND - Mutual Fund

Growth Fund America Inc CL R-5	422	$13,856

HOTCHKIS AND WILEY MID-CAP VALUE FUND - Mutual Fund

Hotchkis & Wiley Funds Mid Cap
Value Fund CL I	785	$23,422

TRADELINK BROKERAGE LINK ACCOUNT - Mutual Funds

Participant - Directed
Brokerage Link Account	256,129	$256,129

**Common/Collective Trust
TBC Inc. Pooled Emp Daily Fund	934	$934

	Maturity	Interest	Current
Description	Date	Rate	Value
PARTICIPANT LOANS

**Participant Loans	2007-2010	4.00%-8.5%	$39,026

Total Plan Investments			$7,207,120

**Parties-in-interest

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Eastman Kodak Employees' Savings and Investment Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Kodak Employees'
Savings and Investment Plan

By:	/s/ Frank Sklarsky
Frank Sklarsky

Date: June 27, 2007